UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

     ☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

     ☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to __________________

Commission File No. 000-13660

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEACOAST BANKING CORPORATION OF FLORIDA
815 COLORADO AVENUE
STUART, FL 34994

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
Stuart, Florida

FINANCIAL STATEMENTS
December 31, 2025 and 2024

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Plan Administrator of the
Retirement Savings Plan for Employees of Seacoast National Bank
Stuart, Florida

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings Plan for Employees of Seacoast National Bank (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Retirement Savings Plan for Employees of Seacoast National Bank’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

             /s/ Crowe LLP

We have served as the Plan's auditor since 2017.

Houston, Texas
June 29, 2026

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
Assets
Investments, at fair value:
Mutual funds	$167,639,195	$123,427,186
Collective trust	5,619,377	6,927,312
Company common stock	3,247,846	2,681,153
Total investments	176,506,418	133,035,651

Receivables:
Employer contributions	—	195,529
Notes receivable from participants	1,762,552	417,384
Total receivables	1,762,552	612,913

Noninterest-bearing cash	133,389	62,562
Total assets	178,402,359	133,711,126

Liabilities
Total liabilities	—	—
Net assets available for benefits	$178,402,359	$133,711,126

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2025
Investment income:
Dividends and interest	$6,389,366
Net appreciation in fair value of investments	16,311,352
22,700,718

Interest income on notes receivable from participants	71,991

Contributions:
Employer’s	5,450,417
Participants’	12,752,781
Rollover	16,094,127
Total contributions	34,297,325
Total additions	57,070,034

Benefits paid to participants	(12,121,730)
Administrative fees	(257,071)
Total deductions	(12,378,801)
Net increase	44,691,233

Net assets available for benefits
Beginning of year	133,711,126
End of year	$178,402,359

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
NOTES TO FINANCIAL STATEMENTS
December 31, 2025 and 2024

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Retirement Savings Plan for Employees of Seacoast National Bank (“the Plan”) provides only general information. Eligible employees who participate should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act (“ERISA”) of 1974, as amended, and was formed effective January 1, 1983. The Plan, which has subsequently been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service (“IRS”) regulations, permits employees to make salary deferrals, provide employer matching contributions and includes loan provisions. The Plan is made available to all eligible employees of Seacoast National Bank, its subsidiaries and affiliates (“the Bank” or “the Employer”) as of the first day of the first month following 30 days of employment.

Prior to 2025, the Plan contracted with Matrix Trust Company (“Matrix”) to act as trustee and custodian under the Plan and OneAmerica Retirement Services LLC (“OneAmerica”) acted as record keeper. In 2025, Voya Financial, Inc. acquired OneAmerica Financial, Inc., the parent company of OneAmerica, and Voya Retirement Insurance and Annuity Company ("VRIAC") acted as record keeper under the Plan. In December 2025, the trustee and custodian under the Plan transitioned to Voya Institutional Trust Company ("Voya"). Matrix continues to act as custodian and trustee of the Seacoast Company Stock Fund. Matrix, Voya and VRIAC are each a party-in-interest to the Plan. Under the contracts with Voya and VRIAC, Plan participants are offered a choice of various investment options and are allowed to change their investment options daily.

Participant Accounts: Each participant’s account is credited with participant salary deferrals and an allocation of matching contributions, profit-sharing contributions and retirement contributions, if any, by the Employer, and earnings, and is charged with the participant's withdrawals and an allocation of administrative expenses and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of their account to any of the investment options available under the Plan, which includes mutual funds, a collective trust fund and common stock of Seacoast Banking Corporation of Florida (“the Company”), the parent company of the Bank.

Participant Contributions: Each participant may voluntarily contribute to the Plan up to a maximum of 75% of annual eligible compensation. Participants can also elect to make Roth 401(k) contributions to the Plan by means of payroll deductions. Participant contributions were subject to an overall annual limitation of $23,500 for 2025. If a participant is eligible for the Plan and is age 50 or over, the participant is eligible to make an additional catch up contribution up to maximum IRS limits of $7,500 for 2025. The Plan includes an automatic contribution arrangement that applies to new participants or rehired participants. Plan participant salary deferrals less than 10% are automatically increased 1% at the beginning of each plan year until the 10% threshold is met.

Employer Contributions: The Plan was amended effective January 1, 2014 to become a safe harbor plan and provide a safe harbor match contribution. The matching contribution is subject to certain eligibility requirements as defined by the Plan and is equal to 100% of the first 3% of base compensation and 50% of the next 2% of base compensation that a participant contributes to the Plan for the year ended December 31, 2025.

On October 21, 2016, the Board of Directors approved an amendment to redefine eligibility for the Bank's discretionary profit sharing contribution; effective January 1, 2017, the contribution will only be allocated to eligible participants with compensation of $75,000 or less. For the year ended December 31, 2025, there was no non-elective profit sharing contribution paid by the Bank.

Vesting: Participants are immediately vested in their voluntary contributions and the Employer matching contribution. Discretionary retirement and non-elective profit sharing contributions vest at a rate of 25% per year of service. If a participant retires, dies or becomes disabled the participant’s account becomes 100% vested.

Payment of Benefits: Withdrawals from the Plan may be made when the participant reaches age 59½, terminates employment, dies, becomes disabled, or experiences financial hardship, as defined. If a terminated participant’s benefits exceed $1,000, the individual may elect to receive a rollover, lump sum payment or installments. However, if the participant does not make an election otherwise within six months of termination, balances between $1,000 and $5,000 are automatically distributed to a rollover account. Vested Plan benefits not exceeding $1,000 are distributed to participants in a single lump-sum payment after employment with the Bank is terminated. If the terminated participant maintained a portion of their funds in the Company common stock, a portion of the distribution may be made in shares of common stock.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at the prime rate as determined by Voya. Principal and interest are repaid through payroll deductions over a period not to exceed five years, unless the loan is for the purpose of purchasing a primary residence. For loans used to purchase a primary residence, the loan repayment period may not exceed 10 years.

Forfeitures: Forfeitures occur when participants terminate participation in the Plan before becoming fully vested in the Employer’s contributions under the Plan. Forfeited amounts are used to reduce future Employer contributions or administration expenses. Forfeitures at December 31, 2025 were nominal, and forfeitures at December 31, 2024 were $14,189. For the year ended December 31, 2025, all forfeitures were utilized to offset expenses.

Administrative and Investment Management Fees: Loan origination fees associated with notes receivable from participants and the Plan’s record keeping, audit fees associated with the annual audit of the Plan's financial statements and custodian fees are paid by the Plan and are reflected in the financial statements as administrative expenses of the Plan. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Bank.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Plan.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), and reflect management’s estimates and assumptions, such as those regarding fair value, that affect the recorded amounts.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance, plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Payment of Benefits: Benefits are recorded when paid. At both December 31, 2025 and December 31, 2024, there were no benefits approved that had not been paid.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Significant estimates are the valuation of investments held by the Plan. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan invests in various investments including the Company’s common stock. Investments are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investments and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions and earnings thereon.

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan to sell an asset or paid by the Plan to transfer a liability in an orderly transaction between market participants on the measurement date. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 inputs) and gives the lowest priority to unobservable inputs (level 3 inputs). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own estimates about the assumptions that market participants would use in pricing an asset or liability.

In some cases a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of its investments.

Company common stock: Valued at the closing price reported on the active market on which the securities are traded (level 1 input).

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded (level 1 inputs).

Stable value collective investment fund: The fair value of participation units in the OneAmerica Stable Value Fund are based upon the daily net asset values of such fund. The net asset value is used as a practical expedient to estimate fair value. The fund maintains cash, internal cash flow and a maturity ladder of investments to offset cash withdrawals. The fund provides for daily redemptions by the Plan at reported net asset value per share, with no notification requirements. The fund managers may limit withdrawals in order to maintain sufficient liquidity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments are measured at fair value on a recurring basis, as summarized below:

	Fair Value Measurements at December 31, 2025
	Level 1	Level 2	Level 3	Total Assets
Investments in the fair value hierarchy:
Mutual funds	$167,639,195	$—	$—	$167,639,195
Seacoast Banking Corporation of Florida common stock	3,247,846	—	—	3,247,846
Investments measured at net asset value:
OneAmerica Stable Value Fund[1]	—	—	—	5,619,377
Total investments	$170,887,041	$—	$—	$176,506,418

	Fair Value Measurements at December 31, 2024
	Level 1	Level 2	Level 3	Total Assets
Investments in the fair value hierarchy:
Mutual funds	$123,427,186	$—	$—	$123,427,186
Seacoast Banking Corporation of Florida common stock	2,681,153	—	—	2,681,153
Investments measured at net asset value:
OneAmerica Stable Value Fund[1]	—	—	—	6,927,312
Total investments	$126,108,339	$—	$—	$133,035,651

1 In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

There were no transfers between levels during 2025 or 2024.

NOTE 5 - INCOME TAX STATUS

The IRS informed the Bank concerning its prototype plan, by an opinion letter dated August 19, 2020, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC") and therefore is exempt from Federal income taxes. Although the Plan has been amended since receiving the letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Refer to "Note 1 - Description of Plan" for information related to the transition from OneAmerica to Voya. The Plan holds units of a collective investment fund advised by BMO Asset Management US. Transactions in this fund qualify as party-in-interest transactions. The Plan’s payments of trustee fees to Matrix, the previous trustee, and Voya, the Plan's current trustee, and audit fees to Crowe LLP, the Plan's auditor, qualify as party-in-interest transactions. The Plan also holds shares of Company common stock. At December 31, 2025 and 2024, the Plan held 103,369 and 97,390 shares, respectively, of the Company’s common stock with a fair value of $3,247,846 and $2,681,153, respectively. During the twelve months ended December 31, 2025, purchases and sales of the Company's common stock totaled $520,375 and $329,979, respectively. Notes receivable from participants also reflect party-in-interest transactions. Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain administrative expenses of the Plan are paid directly by the Bank.

NOTE 7 - ACQUISITIONS

On October 1, 2025, the Company acquired Villages Bancorporation, Inc. (“VBI”) which had sponsored a 401(k) plan. Participants ceased making contributions to the VBI 401(k) plan prior to the acquisition. Former associates of VBI who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on October 1, 2025. Service credit was given to the associates for the time worked with VBI.

On July 11, 2025, the Company acquired Heartland Bancshares, Inc. (“Heartland”) which had sponsored a 401(k) plan. Participants ceased making contributions to the Heartland 401(k) plan prior to the acquisition. Former associates of Heartland who met the minimum age and service conditions were eligible to participate in the Retirement Savings Plan for Employees of Seacoast National Bank on July 11, 2025. Service credit was given to the associates for the time worked with Heartland.

For the year ended December 31, 2025, rollover contributions from former associates of VBI and Heartland were $15,235,621.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 29, 2026, and determined that there were no subsequent events requiring disclosure in the financial statements. No subsequent events occurring after this date have been evaluated for inclusion in the financial statements.

SUPPLEMENTAL SCHEDULE

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
SEACOAST NATIONAL BANK
EIN: 59-0193820
PLAN NUMBER: 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2025

		(c)
		Description of Investment
	(b)	Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor,	Collateral, Par or	(d)	Current
(a)	or Similar Party	Maturity Value	Cost	Value

	Company common stock
*	Seacoast Banking Corporation of Florida	Company common stock	**	$3,247,846

	Mutual funds
	Allspring Funds	Allspring Emerging Markets Equity Fund Institutional	**	775,575
	American Century	American Century Inflation-Adjusted	**	647,705
	Baird Funds	Baird Core Plus Bond	**	2,104,421
	Dodge & Cox	Dodge & Cox International Stock Fund	**	939,828
	Dodge & Cox	Dodge & Cox Stock Fund X	**	4,929,027
	Federated Kaufman	Federated Hermes Government Obligations Fund	**	1,507,470
	Federated Kaufman	Federated Kaufmann Small Cap Fund	**	798,042
	Fidelity Funds	Fidelity Large Cap Growth Index Institutional	**	4,443,901
	Fidelity Funds	Fidelity U.S. Sustainability Index Institutional	**	482,446
	First American Funds	First American Government Obligations Fund CL Z	**	153,117
	Goldman Sachs	Goldman Sachs International Equity Insights	**	908,598
	Janus Funds	Janus Henderson Enterprise Fund	**	4,257,892
	Macquarie Funds	Macquarie Small Cap Value Institutional Fund	**	1,264,030
	T. Rowe Price	T Rowe Price Growth Stock Fund	**	6,801,312
	Vanguard Funds	Vanguard Institutional Index Fund	**	26,308,650
	Vanguard Funds	Vanguard LifeStrategy 40/60 Fund	**	212,926
	Vanguard Funds	Vanguard LifeStrategy 80/20 Fund	**	1,573,086
	Vanguard Funds	Vanguard LifeStrategy 20/80 Fund	**	490,518
	Vanguard Funds	Vanguard LifeStrategy 60/40 Fund	**	3,300,436
	Vanguard Funds	Vanguard Mid Cap Value Index Admiral Fund	**	2,429,405
	Vanguard Funds	Vanguard Mid Cap Index Admiral Fund	**	2,763,117
	Vanguard Funds	Vanguard Small Cap Index Fund	**	2,307,919
	Vanguard Funds	Vanguard Target Retirement 2020	**	1,558,136
	Vanguard Funds	Vanguard Target Retirement 2025	**	8,158,749
	Vanguard Funds	Vanguard Target Retirement 2030	**	16,493,765
	Vanguard Funds	Vanguard Target Retirement 2035	**	15,554,823
	Vanguard Funds	Vanguard Target Retirement 2040	**	13,392,025
	Vanguard Funds	Vanguard Target Retirement 2045	**	14,187,081

	Vanguard Funds	Vanguard Target Retirement 2050	**	11,356,677
	Vanguard Funds	Vanguard Target Retirement 2055	**	7,261,458
	Vanguard Funds	Vanguard Target Retirement 2060	**	4,339,918
	Vanguard Funds	Vanguard Target Retirement 2065	**	2,363,260
	Vanguard Funds	Vanguard Target Retirement 2070	**	504,852
	Vanguard Funds	Vanguard Target Retirement Income Fund	**	775,860
	Vanguard Funds	Vanguard Total International Stock Index Admiral Fund	**	2,293,170
				167,639,195
	Collective trust
*	Midwest Institutional Trust Services	OneAmerica Stable Value Fund	**	5,619,377

	Participant loans
*	Notes Receivable from Participants	Interest rates of 3.25% to 8.50% with maturity dates through 2052	**	1,762,552

				$178,268,970
*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Retirement Savings Plan for Employees of Seacoast National Bank has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Retirement Savings Plan for Employees of Seacoast National Bank

Date:	June 29, 2026	By:	/s/ Tracey L. Dexter
Tracey L. Dexter
Retirement Savings Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Crowe LLP, Independent Registered Public Accounting Firm
101
The following financial information from Seacoast Bank Retirement Savings Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2025 formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Statements of Net Assets Available for Benefits, (ii) the Statement of Changes in Net Assets Available for Benefits, (iii) related notes to these financial statements, and (iv) the Supplemental Schedule (Schedule H, Line 4i).

104	Cover Page Interactive Data File formatted as Inline XBRL (included in Exhibit 101).